Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Earnings from continuing operations	$371	$149	$764	$527
Discontinued operations	—	—	—	(18)

Net earnings	371	149	764	509
Effect of dilutive securities	—	—	—	—

Net earnings – assuming dilution	$371	$149	$764	$509

Average common shares outstanding	426.1	421.2	424.8	421.0
Effect of dilutive securities
Restricted stock performance share plan	2.6	2.2	1.8	3.2
Stock options	—	—	—	—

Average common shares outstanding – assuming dilution	428.7	423.4	426.6	424.2

Earnings per common share from continuing operations	$0.87	$0.35	$1.80	$1.25
Discontinued operations	—	—	—	(0.04)

Net earnings per common share	$0.87	$0.35	$1.80	$1.21

Earnings per common share from continuing operations – assuming dilution	$0.87	$0.35	$1.79	$1.24
Discontinued operations	—	—	—	(0.04)

Net earnings per common share – assuming dilution	$0.87	$0.35	$1.79	$1.20

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.